TO OUR STOCKHOLDERS


      We are pleased to report that Mueller's earnings rose 37 percent for the second quarter of 1994 compared with the same quarter of 1993. Our company has now had 10 consecutive quarters of strong earnings performance and it remains in excellent financial condition.

      Earnings for the second quarter of 1994 were $7.3 million, or 72 cents per share on 10,176,000 average shares outstanding, compared to earnings of $5.3 million, or 51 cents per share on 10,443,000 average shares outstanding for the second quarter of 1993. For the first six months of 1994, earnings were $12.9 million, or $1.26 per share compared to earnings of $9.5 million, or 92 cents per share for the same period in 1993.

      Our earnings continue to benefit from favorable market conditions, increases in productivity and a reduction of selling, general and administrative expenses.

      Net sales for the second quarter of 1994 totalled $136.6 million, compared to $127.3 million for the same quarter of 1993. Our sales volume reflects changes in the cost of copper which are basically passed on to our customers in the selling prices of our finished products. Pounds of product shipped is a more relevant indicator of our sales activity, and pounds increased during the second quarter of 1994 by 6 percent over 1993 levels.

      Our previously reported capital improvement programs continue to make excellent progress. In addition, we recently finalized plans to construct a new plant in Fulton, Mississippi to manufacture high volume wrot copper fittings. The plant's location, adjacent to our tube mill, will result in substantial cost savings and production efficiencies. The cost of the equipment, approximately $18 million, has been financed through the use of the State of Mississippi, Industrial Revenue Bonds.

      Recently, Mueller entered into a $30 million unsecured line-of-credit agreement with 6 mid-west banks. We are confident that a substantially larger line-of-credit could have been negotiated, but at this time, it is not needed.

      On June 3, 1994, Mueller purchased 924,875 shares of its common stock from Quantum Fund for $25.9 million, thereby reducing our issued and outstanding stock by 10 percent. This purchase will have a positive impact on earnings per share by reducing the shares outstanding.

      Messrs. Gary S. Gladstein and Paul Soros, Directors of the Company for approximately the past 3 1/2 years, resigned earlier this month. Both men had originally been nominated as Directors by Quantum Fund N.V., then our largest stockholder. With Quantum no longer a Mueller shareholder, they submitted their resignations.

      We are optimistic about the outlook for the balance of 1994. Housing starts, the most significant indictor of trends in our business, are currently at a level which signals continued brisk business.

Sincerely,

/s/Harvey L. Karp                        /s/William D. O'Hagan
Harvey L. Karp                           William D. O'Hagan
Chairman of the Board                    President and Chief Executive Officer

July 20, 1994

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except share data)
                               For the Quarter Ended  For the Six-months Ended
                                  June 25,  June 26,       June 25, June 26,
                                    1994     1993            1994     1993
Net sales                         $136,576  $127,321       $257,388  $258,358
Costs and expenses                 124,441   117,341        235,302   240,530
                                   -------   -------        -------   -------
Operating income                    12,135     9,980         22,086    17,828
Non operating expense, net             595     1,271          1,587     2,134
                                   -------   -------        -------   -------
Income before taxes                 11,540     8,709         20,499    15,694
Income tax expense                   4,240     3,397          7,562     6,169
                                   -------   -------        -------   -------
Net income                        $  7,300  $  5,312       $ 12,937  $  9,525
                                   =======   =======        =======   =======

Earnings per common and
   common equivalent share:

   Primary                        $    .72  $    .51       $   1.26  $    .92
                                   =======   =======        =======   =======

   Fully diluted                  $    .72  $    .51       $   1.26  $    .91
                                   =======   =======        =======   =======




























MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except share data)
                                         June 25, 1994      December 25, 1993
Assets
Current assets                            $  192,837             $   194,411
Property, plant and equipment, net           158,643                 154,403
Other assets                                  32,182                  20,929
                                             -------                 -------
                                          $  383,662             $   369,743
                                             =======                 =======
Liabilities and Stockholders' Equity
Current liabilities                       $   67,924             $    50,906
Long-term debt                                66,355                  54,320
Other noncurrent liabilities                  40,748                  42,403
                                             -------                 -------
   Total liabilities                         175,027                 147,629
                                             -------                 -------
Stockholders' equity:
   Common stock                                  100                     100
   Paid-in capital, common                   236,255                 236,406
   Retained earnings (Accumulated deficit)
     since January 1, 1991                     6,998                  (5,939)
   Cumulative translation adjustments         (2,611)                 (1,944)
   Treasury common stock at cost             (32,107)                 (6,509)
                                             -------                 -------
   Total stockholders' equity                208,635                 222,114
                                             -------                 -------
                                          $  383,662             $   369,743
                                             =======                 =======
Book value per share                      $    24.05             $     23.18
                                             =======                 =======






















DIRECTORS AND OFFICERS


DIRECTORS

Harvey L. Karp                    Chairman of the Board
                                  Mueller Industries, Inc.

Rodman L. Drake  (2) (3)          President of Rodman L. Drake & Co., Inc.

Allan Mactier   (1) (3)           Private Investor

William D. O'Hagan                President and Chief Executive Officer
                                  Mueller Industries, Inc.

Robert J. Pasquarelli (1)         Chief Executive Officer of
                                  New Jersey Steel Corporation


OFFICERS

Harvey L. Karp                    Chairman of the Board

William D. O'Hagan                President and Chief Executive Officer

Earl W. Bunkers                   Executive Vice President and
                                  Chief Financial Officer

Harvey W. Clements                Vice President and General Manager -
                                  Tube Division

John B. Hansen                    Vice President and General Manager-
                                  Fittings Division

William H. Hensley                Vice President, General Counsel
                                  and Secretary

Lee R. Nyman                      Vice President - Manufacturing/
                                  Management Engineering

James H. Rourke                   Vice President and General Manager -
                                  Industrial Division

Roy C. Harris                     Corporate Controller

Kent A. McKee                     Treasurer and Assistant Secretary




Mueller Industries, Inc./2959 N. Rock Road/Wichita, KS 67226/(316)636-6300


[FN]
(1)   Member of the Audit Committee
(2)   Member of the Compensation Committee
(3)   Member of the Nominating Committee